UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 8, 2008
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ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Interwoven, Inc.
File No. 0-27389 - CF#21388
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Interwoven, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on December 14, 2007.

Based on representations by Interwoven, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.20 | through March 31, 2008 |
| Exhibit 10.21 | through March 31, 2008 |
| Exhibit 10.22 | through March 31, 2008 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel